UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934

CRYPTOLOGIC LIMITED
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G3159C109
(CUSIP Number)

David Birkenshaw
102A-1075 Bay Street, Suite 336
Toronto, Ontario
(416) 317-5934
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box [  ].

                      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

____________________________
                      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3159C109	13D	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). David Birkenshaw
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 677,554
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 677,554
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,554
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G3159C109	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, no par value, (the “Common Stock”), of Cryptologic Limited, a Guernsey company (the “Issuer”). The principal executive offices of the Issuer are located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

Item 2. Identity and Background.

(a)            This Schedule 13D is filed by David Birkenshaw (the “Reporting Person”).

(b)            The Reporting Person’s residence address is 55 Maple Avenue, Toronto, Ontario, Canada, M4W 2T9.

(c)            The Reporting Person’s principal occupation is as an investment banker with Birkenshaw & Company.

(d)            During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)            During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The funds invested by the Reporting Person were personal funds.

Item 4. Purpose of Transaction.

The common shares acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of June 1, 2011, the Reporting Person may be deemed the beneficial owner of 677,554 shares of the Issuer’s common stock representing 5.24% of the Issuer’s outstanding common stock based on 12,913,720 shares of common stock outstanding as of June 7, 2011.

CUSIP No. G3159C109	13D	Page 4 of 5

(b)            The Reporting Person has the sole power to vote or to direct to vote of 677,554 shares and to dispose of or to direct the disposition of 677,554 shares of common stock.

(c)            During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d)            No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 677,554 shares of common stock that are held by the Reporting Person.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. G3159C109	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

/s/ David Birkenshaw
David Birkenshaw